# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Entera Bio Ltd., CIK 0001638097
CUSIP: M40527109
Title of class of securities: Ordinary Shares, par value NIS 0.0000769 per share
Address of issuer's principal executive offices: KIRYAT HADASSAH, MINRAV BUILDING, FIFTH FLOOR, JERUSALEM, Israel (L3), 9112002
Date of event which requires filing of this statement: 07/28/2026
Filed by CIK 0000918923
Persons authorized to receive notices and communications: JAMES KRATKY, BVF PARTNERS L.P., 44 Montgomery St., 40th Floor, San Francisco, California (CA), 94104, 415-525-8830; KEN SCHLESINGER & IAN ENGORON, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- BIOTECHNOLOGY VALUE FUND L P (CIK 0000918923): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 9,171,741; sole dispositive power 0; shared dispositive power 9,171,741; aggregate amount beneficially owned 9,171,741 (5.3% of the class)
- BVF I GP LLC (CIK 0001803805): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,171,741; sole dispositive power 0; shared dispositive power 9,171,741; aggregate amount beneficially owned 9,171,741 (5.3% of the class)
- BIOTECHNOLOGY VALUE FUND II LP (CIK 0001102444): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 6,685,480; sole dispositive power 0; shared dispositive power 6,685,480; aggregate amount beneficially owned 6,685,480 (3.9% of the class)
- BVF II GP LLC (CIK 0001803806): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,685,480; sole dispositive power 0; shared dispositive power 6,685,480; aggregate amount beneficially owned 6,685,480 (3.9% of the class)
- Biotechnology Value Trading Fund OS LP (CIK 0001660683): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,124,329; sole dispositive power 0; shared dispositive power 1,124,329; aggregate amount beneficially owned 1,124,329 (0.7% of the class)
- BVF Partners OS Ltd. (CIK 0001660684): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,124,329; sole dispositive power 0; shared dispositive power 1,124,329; aggregate amount beneficially owned 1,124,329 (0.7% of the class)
- BVF GP HOLDINGS LLC (CIK 0001803809): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,857,221; sole dispositive power 0; shared dispositive power 15,857,221; aggregate amount beneficially owned 15,857,221 (9.2% of the class)
- BVF PARTNERS L P/IL (CIK 0001055947): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,225,121; sole dispositive power 0; shared dispositive power 17,225,121; aggregate amount beneficially owned 17,225,121 (9.99% of the class)
- BVF INC/IL (CIK 0001056807): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,225,121; sole dispositive power 0; shared dispositive power 17,225,121; aggregate amount beneficially owned 17,225,121 (9.99% of the class)
- LAMPERT MARK N (CIK 0001233840): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,225,121; sole dispositive power 0; shared dispositive power 17,225,121; aggregate amount beneficially owned 17,225,121 (9.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value NIS 0.0000769 per share
Name of issuer: Entera Bio Ltd.
Address of issuer's principal executive offices: KIRYAT HADASSAH, MINRAV BUILDING, FIFTH FLOOR, JERUSALEM, Israel (L3), 9112002

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF");

(ii) BVF I GP LLC, a Delaware limited liability company ("BVF GP"), which serves as general partner of BVF;

(iii) Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2");

(iv) BVF II GP LLC, a Delaware limited liability company ("BVF2 GP"), which serves as general partner of BVF2;

(v) Biotechnology Value Trading Fund OS LP, a Cayman Islands limited partnership ("Trading Fund OS");

(vi) BVF Partners OS Ltd., a Cayman Islands limited liability company ("Partners OS"), which serves as general partner of Trading Fund OS;

(vii) BVF GP Holdings LLC, a Delaware limited liability company ("BVF GPH"), which is the sole member of each of BVF GP and BVF2 GP;

(viii) BVF Partners L.P., a Delaware limited partnership ("Partners"), which serves as the investment manager of each of BVF, BVF2, Trading Fund OS and a certain managed account (the "Partners Managed Account"), and as the sole member of Partners OS;

(ix) BVF Inc., a Delaware corporation, which serves as general partner of Partners and the managing member of BVF GPH; and

(x) Mark N. Lampert, who serves as the sole officer and director of BVF Inc.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The business address of BVF, BVF GP, BVF2, BVF2 GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert is 44 Montgomery St., 40th Floor, San Francisco, California 94104. The business address of Trading Fund OS and Partners OS is PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
Present principal occupation or employment: The principal business of each of BVF, BVF2 and Trading Fund OS is investing in securities. The principal business of BVF GP, BVF2 GP and Partners OS is serving as the general partner of BVF, BVF2 and Trading Fund OS, respectively. The principal business of BVF GPH is serving as the sole member of each of BVF GP and BVF2 GP. The principal business of Partners is serving as the investment manager of each of BVF, BVF2, Trading Fund OS and the Partners Managed Account, and as the sole member of Partners OS. The principal business of BVF Inc. is serving as the general partner of Partners and as the managing member of BVF GPH. Mr. Lampert is the sole officer and director of BVF Inc.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Lampert is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities of the Issuer purchased by each of BVF, BVF2 and Trading Fund OS, and held in the Partners Managed Account, were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

1,260,119 Ordinary Shares, par value NIS 0.0000769 per share (the "Shares"), 2,807,485 April Pre-Funded Warrants (as defined below) and 6,101,406 Warrants (as defined below) owned directly by BVF were purchased pursuant to the April Securities Purchase Agreement (as defined below) for an aggregate of approximately $5,196,294. 7,739,394 Shares and 6,265,789 July Pre-Funded Warrants (as defined below) owned directly by BVF were purchased pursuant to the July Securities Purchase Agreement (as defined below) for an aggregate of approximately $28,570,417.

962,963 Shares, 2,145,437 April Pre-Funded Warrants and 4,662,600 Warrants owned directly by BVF2 were purchased pursuant to the April Securities Purchase Agreement for an aggregate of approximately $3,970,927. 5,722,517 Shares and 4,632,931 July Pre-Funded Warrants owned directly by BVF2 were purchased pursuant to the July Securities Purchase Agreement for an aggregate of approximately $21,124,998.

162,302 Shares, 361,603 April Pre-Funded Warrants and 785,857 Warrants owned directly by Trading Fund OS were purchased pursuant to the April Securities Purchase Agreement for an aggregate of approximately $669,280. 962,027 Shares and 778,854 July Pre-Funded Warrants owned directly by Trading Fund OS were purchased pursuant to the July Securities Purchase Agreement for an aggregate of approximately $3,551,378.

39,616 Shares, 88,264 April Pre-Funded Warrants and 191,820 Warrants held in the Partners Managed Account were purchased pursuant to the April Securities Purchase Agreement for an aggregate of approximately $163,364. 203,955 Shares and 165,121 July Pre-Funded Warrants held in the Partners Managed Account were purchased pursuant to the July Securities Purchase Agreement for an aggregate of approximately $752,911.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the securities reported owned herein based on the Reporting Persons' belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

April Securities Purchase Agreement and Registration Rights Agreement

On April 1, 2026, the Issuer entered into a Securities Purchase Agreement (the "April Securities Purchase Agreement") with certain of the Reporting Persons providing for the private placement (the "April Private Placement") to the applicable Reporting Persons of an aggregate of 7,827,789 units (collectively, the "Units"), each Unit consisting of (i) one Share (or, in lieu thereof, one pre-funded warrant to purchase one Share (the "April Pre-Funded Warrants")) and (ii) one warrant to purchase one and a half Shares (the "Warrants"), for aggregate proceeds of approximately $10.0 million (or $1.2775 per Unit). The closing of the April Private Placement occurred on April 2, 2026 (the "April Closing Date").

On the April Closing Date, the Issuer and the applicable Reporting Persons entered into a Registration Rights Agreement (the "April Registration Rights Agreement"), pursuant to which the Issuer agreed to prepare and file a registration statement with the Securities and Exchange Commission (the "SEC") no later than 30 days following the April Closing Date, to register the resale of the Shares included in the Units and Shares issuable upon exercise of the April Pre-Funded Warrants and the Warrants.

The foregoing description of the April Securities Purchase Agreement, the April Pre-Funded Warrants, the Warrants and the April Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, which are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated by reference herein.

July Securities Purchase Agreement and Registration Rights Agreement

On July 26, 2026, the Issuer entered into a Securities Purchase Agreement (the "July Securities Purchase Agreement") with certain institutional and accredited investors (collectively, the "Purchasers"), including certain of the Reporting Persons, providing for the private placement (the "July Private Placement") to the Purchasers of an aggregate of 134,803,910 Shares (or, in lieu thereof, pre-funded warrants to purchase Shares (the "July Pre-Funded Warrants")), for aggregate proceeds of approximately $275.0 million, representing a price of $2.04 per Share. The July Private Placement closed on July 28, 2026 (the "July Closing Date"), on which date the Issuer issued an aggregate of 122,961,215 Shares and 11,842,695 July Pre-Funded Warrants to the Purchasers, including an aggregate of 14,627,893 Shares and 11,842,695 July Pre-Funded Warrants to the Reporting Persons.

Pursuant to the July Securities Purchase Agreement, effective as of the July Closing Date, the Issuer agreed to grant the Reporting Persons the right to designate two directors to the Issuer's board of directors (the "Board") (each, a "BVF Designee"), subject to each BVF Designee's satisfaction of all applicable requirements regarding service as a director under applicable law and Nasdaq rules and such other criteria and qualifications applicable to all directors of the Issuer. If the Reporting Persons cease to beneficially own at least 75.0% of the total securities (comprising of the Shares and the Shares issuable upon exercise of the July Pre-Funded Warrants) acquired by the Reporting Persons in the July Private Placement, then the Reporting Persons' designation right will be reduced to one BVF Designee; and if such ownership falls below 50.0% of such securities, or if the Reporting Persons' beneficial ownership falls below 10.0% of the Issuer's issued and outstanding Shares (without giving effect to any beneficial ownership, conversion or exercise limitation contained in the July Pre-Funded Warrants), then the Reporting Persons' designation right will terminate in full. In each such case, at the Board's written request, the applicable BVF Designee or BVF Designees will be required to resign from the Board, effective as of the 30th day following such request. For so long as the Reporting Persons have the right to designate at least one BVF Designee, one BVF Designee is expected to serve on the Nominating and Governance Committee of the Board, subject to applicable independence and other eligibility requirements.

In addition, the Issuer has agreed to use its commercially reasonable efforts, in reasonable consultation with each BVF Designee then serving, to identify and either appoint or put forth for election two additional independent members of the Board (each, a "New Independent Director"), anticipated to occur at or prior to the Issuer's 2027 annual general meeting and, subject to the qualification of such directors, no later than 18 months following the July Closing Date. Pursuant to the July Securities Purchase Agreement, the Issuer has agreed that prior to or at such a time as a New Independent Director is appointed to the Board, as part of an orderly succession plan and otherwise in accordance with good governance practices, a current independent director will resign from the Board.

Additionally, each Purchaser has agreed to vote all Shares beneficially held by it in favor of certain proposals relating to the increase in the number of Shares issuable under the Issuer's 2018 Equity Incentive Plan and the issuance of equity grants to the Issuer's executive officers intended to restore such person's post-July Private Placement beneficial ownership of the Issuer to their respective ownership percentages immediately prior to the July Closing Date (the "Supported Proposals"). The Issuer expects to seek shareholder approval of the Supported Proposals at a special meeting of shareholders anticipated to be held in the fourth quarter of 2026 and, in any event, no later than 12 months following the July Closing Date.

On the July Closing Date, the Issuer and the Purchasers, including the applicable Reporting Persons, entered into a Registration Rights Agreement (the "July Registration Rights Agreement"), pursuant to which the Issuer agreed to prepare and file a registration statement with the SEC no later than 30 days following the July Closing Date, to register the resale of the Shares and the Shares issuable upon exercise of the July Pre-Funded Warrants.

The foregoing description of the July Securities Purchase Agreement, the July Pre-Funded Warrants and the July Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, which are attached hereto as Exhibits 99.5, 99.6 and 99.7, respectively, and are incorporated by reference herein.

Except in each BVF Designee's capacity as a director of the Issuer, if and when appointed, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, the Reporting Persons' investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator that is the sum of: (i) 49,290,196 Shares outstanding as of July 26, 2026, as set forth in the July Securities Purchase Agreement, (ii) 122,961,215 Shares issued in the July Private Placement, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2026, and (iii) 172,228 Shares underlying certain July Pre-Funded Warrants held by certain of the Reporting Persons that are currently exercisable, as applicable.

As of the close of business on August 4, 2026, the Reporting Persons and the Partners Managed Account held 5,402,789 April Pre-Funded Warrants exercisable for an aggregate of 5,402,789 Shares. The April Pre-Funded Warrants are immediately exercisable and may be exercised at any time, have no expiration date, and have an exercise price of NIS 0.0000769 per Share. The April Pre-Funded Warrants may not be exercised if the aggregate number of Shares beneficially owned by the holder thereof, together with its affiliates, would exceed 4.99% of the Shares outstanding immediately after exercise thereof (the "April Pre-Funded Warrants Blocker"). As of the close of business on August 4, 2026, the April Pre-Funded Warrants Blocker prohibited the exercise of all the April Pre-Funded Warrants held by the Reporting Persons and the Partners Managed Account.

As of the close of business on August 4, 2026, the Reporting Persons and the Partners Managed Account held Warrants exercisable for an aggregate of 11,741,683 Shares. Each Warrant has an exercise price of $1.24 per Share, becomes exercisable six months following the April Closing Date, and expires five years from the April Closing Date. The Warrants may not be exercised if the aggregate number of Shares beneficially owned by the holder thereof, together with its affiliates, would exceed 4.99% of the Shares outstanding immediately after exercise thereof (the "Warrants Blocker"). As of the close of business on August 4, 2026, the Warrants Blocker prohibited the exercise of all the Warrants held by the Reporting Persons and the Partners Managed Account.

As of the close of business on August 4, 2026, the Reporting Persons and the Partners Managed Account held 11,842,695 July Pre-Funded Warrants exercisable for an aggregate of 11,842,695 Shares. The July Pre-Funded Warrants are immediately exercisable and may be exercised at any time, have no expiration date, and have an exercise price of NIS 0.0000769 per Share. The July Pre-Funded Warrants may not be exercised if the aggregate number of Shares beneficially owned by the holder thereof, together with its affiliates, would exceed 9.99% of the Shares outstanding immediately after exercise thereof (the "July Pre-Funded Warrants Blocker"). As of the close of business on August 4, 2026, the July Pre-Funded Warrants Blocker limited the exercise of the July Pre-Funded Warrants held by the Reporting Persons and the Partners Managed Account to 172,228 Shares out of the 11,842,695 Shares underlying the July Pre-Funded Warrants held by them.

As of the close of business on August 4, 2026, (i) BVF beneficially owned 9,171,741 Shares, including 172,228 Shares underlying certain July Pre-Funded Warrants held by it, and excluding (a) 2,807,485 Shares underlying the April Pre-Funded Warrants held by it, (b) 6,093,561 Shares underlying certain July Pre-Funded Warrants held by it and (c) 6,101,406 Shares underlying the Warrants held by it, representing percentage ownership of approximately 5.3% of the Shares outstanding, (ii) BVF2 beneficially owned 6,685,480 Shares, excluding (a) 2,145,437 Shares underlying the April Pre-Funded Warrants held by it, (b) 4,632,931 Shares underlying the July Pre-Funded Warrants held by it and (c) 4,662,600 Shares underlying the Warrants held by it, representing percentage ownership of approximately 3.9% of the Shares outstanding, and (iii) Trading Fund OS beneficially owned 1,124,329 Shares, excluding (a) 361,603 Shares underlying the April Pre-Funded Warrants held by it, (b) 778,854 Shares underlying the July Pre-Funded Warrants held by it and (c) 785,857 Shares underlying the Warrants held by it, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 9,171,741 Shares beneficially owned by BVF, representing percentage ownership of approximately 5.3% of the Shares outstanding.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 6,685,480 Shares beneficially owned by BVF2, representing percentage ownership of approximately 3.9% of the Shares outstanding.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 1,124,329 Shares beneficially owned by Trading Fund OS, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 15,857,221 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 9.2% of the Shares outstanding.

Partners, as the investment manager of BVF, BVF2, Trading Fund OS and the Partners Managed Account and the sole member of Partners OS, may be deemed to beneficially own the 17,225,121 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, representing percentage ownership of approximately 9.99% of the Shares outstanding, which includes 243,571 Shares held in the Partners Managed Account, which excludes (a) 88,264 Shares underlying the April Pre-Funded Warrants held in the Partners Managed Account, (b) 165,121 Shares underlying the July Pre-Funded Warrants held in the Partners Managed Account and (c) 191,820 Shares underlying the Warrants held in the Partners Managed Account (representing percentage ownership of less than 1% of the Shares outstanding by the Partners Managed Account).

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 17,225,121 Shares beneficially owned by Partners, representing percentage ownership of approximately 9.99% of the Shares outstanding.

Mr. Lampert, as the sole director and officer of BVF Inc., may be deemed to beneficially own the 17,225,121 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 9.99% of the Shares outstanding.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of BVF, BVF2 and Trading Fund OS shares with Partners voting and dispositive power over the Shares each such entity beneficially owns. BVF shares with BVF GP voting and dispositive power over the Shares beneficially owned by BVF. BVF2 shares with BVF2 GP voting and dispositive power over the Shares beneficially owned by BVF2. Each of BVF GP and BVF2 GP shares with BVF GPH voting and dispositive power over the Shares each such entity beneficially owns. Trading Fund OS shares with Partners OS voting and dispositive power over the Shares beneficially owned by Trading Fund OS. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares they may be deemed to beneficially own with BVF, BVF GP, BVF2, BVF2 GP, Trading Fund OS, Partners OS and BVF GPH and held in the Partners Managed Account.
Transactions in the class effected during the past sixty days: Except as otherwise set forth herein, including in Items 3 and 4 above, none of the Reporting Persons has entered into any transactions in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Reference is made to the April Securities Purchase Agreement, the April Pre-Funded Warrants, the Warrants, the April Registration Rights Agreement, the July Securities Purchase Agreement, the July Pre-Funded Warrants and the July Registration Rights Agreement each as defined and described above. Copies or forms of the April Securities Purchase Agreement, the April Pre-Funded Warrants, the Warrants, the April Registration Rights Agreement, the July Securities Purchase Agreement, the July Pre-Funded Warrants and the July Registration Rights Agreement are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7, respectively.

On August 4, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.8 and is incorporated herein by reference.

BVF GP and BVF2 GP are the general partners of each of BVF and BVF2, respectively, pursuant to their limited partnership agreements, which provide BVF GP and BVF2 GP with broad authority over the activities and assets of BVF and BVF2. Pursuant to such limited partnership agreements, BVF GP and BVF2 GP are entitled to allocations based on realized and unrealized gains on the respective assets of BVF and BVF2.

Partners is the sole member of Partners OS and the investment manager of BVF, BVF2 and Trading Fund OS pursuant to their respective investment management agreements which authorize Partners, among other things, to invest the funds of BVF, BVF2 and Trading Fund OS in the securities of the Issuer and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets from each of BVF, BVF2 and Trading Fund OS.

Pursuant to the investment management agreement with the Partners Managed Account, Partners and BVF Inc. have authority, among other things, to invest funds of the Partners Managed Account in the securities of the Issuer and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on realized and unrealized gains thereon.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - April Securities Purchase Agreement, dated as of April 1, 2026, by and between Entera Bio Ltd. and the purchaser party thereto (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on April 3, 2026).

99.2 - Form of April Pre-Funded Warrant (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K, filed with the SEC on April 3, 2026).

99.3 - Form of Warrant (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K, filed with the SEC on April 3, 2026).

99.4 - April Registration Rights Agreement, dated as of April 2, 2026, by and among Entera Bio Ltd. and the purchaser party thereto (incorporated by reference to Exhibit 10.4 of the Issuer's Current Report on Form 8-K, filed with the SEC on April 3, 2026).

99.5 - July Securities Purchase Agreement, dated as of July 26, 2026, by and between Entera Bio Ltd. and the purchasers party thereto (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on July 28, 2026).

99.6 - Form of July Pre-Funded Warrant (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K, filed with the SEC on July 28, 2026).

99.7 - July Registration Rights Agreement, dated as of July 28, 2026, by and among Entera Bio Ltd. and the purchaser party thereto (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K, filed with the SEC on July 28, 2026).

99.8 - Joint Filing Agreement by and among the Reporting Persons, dated August 4, 2026.

## Signatures
- BIOTECHNOLOGY VALUE FUND L P: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/04/2026)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/04/2026)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/04/2026)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/04/2026)
- Biotechnology Value Trading Fund OS LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/04/2026)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/04/2026)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/04/2026)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/04/2026)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/04/2026)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (08/04/2026)